UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
____________________

PARAMETRIC SOUND CORPORATION
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

699172102
(CUSIP Number)

James A. Barnes
1941 Ramrod Avenue, #100
Henderson, Nevada 89014
888-477-2150
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 22, 2011 (See Item 3)
 (Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 699172102	Page 2 of 5

SCHEDULE 13D

1. Names of Reporting Person
James A. Barnes

2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds
OO (See Item 3)
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
165,500 shares (see Item 5)

8. Shared Voting Power
842,000 shares (see Item 5)

9. Sole Dispositive Power
165,500 shares (see Item 5)

10. Shared Dispositive Power
842,000 shares (see Item 5)

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,007,500 shares (see Item 5)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
5.6%
14. Type of Reporting Person
IN

CUSIP # 699172102	Page 3 of 5

Item 1.  Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.001 par value per share

Issuer:	Parametric Sound Corporation
1941 Ramrod Avenue, Suite 100 Henderson, Nevada 89014

Item 2.   Identity and Background

(a)	This Schedule 13D is being filed on behalf of Reporting Person - James A. Barnes.
(b)	The address for the Reporting Person is: 1941 Ramrod Avenue, Suite #100, Henderson, Nevada 89014
(c)	James A. Barnes is Chief Financial Officer, Treasurer and Director of Parametric Sound Corporation (address above).
(d)	The Reporting Person, during the last five years, has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	James A. Barnes is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

The Reporting Person obtained shares of the Common Stock on September 27, 2010, as a result of the spin-off by LRAD Corporation of the Issuer to the stockholders of LRAD Corporation (the “Spin-off”). In the Spin-off, stockholders of LRAD Corporation received as a dividend from LRAD Corporation one share of Common Stock for every two shares of LRAD Corporation Common Stock owned by them. Upon completion of the Spin-off Mr. Barnes beneficially owned 1.5% of the Issuer’s Common Stock.

James A. Barnes, through a family trust, owns 35% of Syzygy Licensing LLC (“Syzygy”) which has a business address of 8617 Canyon View Drive, Las Vegas, Nevada 89117 and Mr. Barnes is its sole manager. Mr. Barnes acquired his pecuniary interest in warrants owned by Syzygy as a result of his proportionate 35% ownership in an aggregate of $260,000 of 8% subordinated notes with 520,000 warrants purchased from the Issuer on September 28, 2010 for cash and previous cash advances. The funds used by Syzygy were obtained from investments and loans to Syzygy made by the respective members in proportion to their interests. Mr. Barnes disclaims beneficial ownership to any warrants beyond his 35% pecuniary interest or 182,000 warrants. The notes and warrants purchased from the Issuer by the Reporting Person through Syzygy were on the same terms as other investors as further disclosed on Form 8-K filed by the Issuer on October 1, 2010.

On October 8, 2010 Mr. Barnes was granted a stock option exercisable for an aggregate of 650,000 shares of Common Stock of the Issuer exercisable at an exercise price of $0.30 per share with an expiration date of October 8, 2015, subject to earlier expiration in accordance with the terms of the grant. These options vest and become exercisable at the rate of 12.5% per calendar quarter with the first tranche vested on December 31, 2010. As of the date of this filing 162,500 options were beneficially owned being the options vested and vesting within 60 days hereof. Mr. Barnes ownership may increase as a result of future vesting of the balance of options on 487,500 shares of Common Stock.

CUSIP # 699172102	Page 4 of 5

On December 13, 2010 the Reporting Person purchased 15,000 shares of the Issuer in the open market at purchase prices ranging from $0.36 per share to $0.37 per share. On December 14, 2010 the Reporting Person purchased 10,163 shares of the Issuer in the open market at purchase prices ranging from $0.34 per share to $0.35 per share. A total of 7,500 shares of these open market purchases were purchased by a family trust using personal funds, 15,163 shares by Sunrise Management, Inc. Profit Sharing Plan (“SMI”) using investment funds and 2,500 shares by Sunrise Capital, Inc. (“SCI”) using investment funds. Mr. Barnes is a trustee of the family trust and SMI and president of SCI.

On February 22, 2011 the Reporting Person purchased 200,000 shares from the Issuer for cash at $0.50 per share (100,000 shares by a family trust and 100,000 shares by SMI). In connection with the financing, the purchasing entities received warrants exercisable for 200,000 shares of Common Stock at an exercise price of $0.75 per share (100,000 warrants to the family trust and 100,000 warrants to SMI). The warrants are exercisable until February 22, 2016. This purchase was part of a larger institution led financing for an aggregate of 2,000,000 shares and 2,000,000 warrants with the Reporting Person participating on the same terms as other investors. In connection with the purchase each purchasing entity was a party to a Securities Purchase Agreement, a Stock Purchase Warrant and a Registration Rights Agreement with the Issuer and the other investors.  The funds used were personal funds of the family trust and investment funds of SMI.

Item 4.   Purpose of Transaction

The shares of beneficial interest owned by the Reporting Person were (a) acquired upon the spin-off of the Company from prior ownership in LRAD Corporation, (b) purchased in the open market, and (c) acquired or granted from the Issuer as described in Item 3 and are held for investment purposes. The combination of Mr. Barnes percentage of beneficial ownership in the Company, coupled with his role executive officer, may be deemed to have the effect of influencing control of the Issuer.  The Reporting Person has no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) though (j) of Item 4 of Schedule 13D. The Reporting Person intends to review his investment in the Company on a continuing basis, and, depending on various factors, including, without limitation, the Company’s financial positions, the price levels of the aggregate number of outstanding shares of Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Person may, in the future, take such actions with respect to his shares of the Company’s capital stock as he deems appropriate, including, without limitation, receiving stock options; purchasing shares of Common Stock; selling shares of Common Stock; converting or exercising warrants or options into Common Stock; taking any action to change the composition of the Company’s board of directors, taking any other action with respect to the Company or any of its securities in any manner permitted by law or otherwise changing his intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer

Pursuant to the Issuer’s Form 10-Q dated January 25, 2011 and the subsequent institutional financing reported in the Issuer’s 8-K dated February 24, 2011 an aggregate of 17,306,064 shares of Common Stock was used as issued and outstanding for computing ownership percentages herein.

(a) Beneficial ownership
Common Shares	463,000
Warrants Exercisable within 60 days	382,000
Stock Options Exercisable within 60 days	162,500
Total Beneficial Ownership	1,007,500
Percentage	5.6%
(b) Voting and dispositive power
Sole Voting Power	165,500
Shared Voting Power	842,000
Sole Dispositive Power	165,500
Shared Dispositive Power	842,000

(c)	Except as set forth herein (see Item 3) the Reporting Person has not effected any transactions in shares of Common Stock in the past 60 days.
(d)
Mr. Barnes spouse is a trustee of the family trust and SMI and an officer of SCI. Other than described herein, no person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable

CUSIP # 699172102	Page 5 of 5

Item 6.   Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits

Exhibit 99.1	Form of Warrant from Issuer related to debt financing dated September 28, 2010 and incorporated by reference to Exhibit 4.2 to the Issuer’s Form 8-K dated October 1, 2010.
Exhibit 99.2	Form of Stock Option Grant and Notice and Stock Option Agreement incorporated by reference to Exhibit 10.6 to the Issuer’s Form 8-K dated October 1, 2010.
Exhibit 99.3	Form of Stock Purchase Warrant dated February 22, 2011 and incorporated by reference to Exhiibit 4.1 to the Issuer’s Form 8-K dated February 24, 2011.
Exhibit 99.4	Securities Purchase Agreement dated February 22, 2011 with the Issuer and incorporated by reference to Exhiibit 10.1 to the Issuer’s Form 8-K dated February 24, 2011.
Exhibit 99.5	Registration Rights Agreement dated February 22, 2011 with the Issuer and incorporated by reference to Exhiibit 10.2 to the Issuer’s Form 8-K dated February 24, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2011	/s/ JAMES A. BARNES
James A. Barnes